EXHIBIT 99.1

Student Transportation Inc. CEO to Appear on Canada's Business News Network

BARRIE, Ontario, Oct. 5, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services announced today its CEO Denis Gallagher will appear on Canada's Business News Network (BNN) at approximately 7:45 a.m. ET on Tuesday, October 9, 2012 to discuss the Company's North American operations, recent fiscal year-end results, new technology initiatives and 2013 overview. The interview will be archived and can be viewed on BNN's website at www.bnn.ca.

Student Transportation Inc. also announced its Annual General Meeting of shareholders to be held on Tuesday, November 9, 2012 at 2:00 p.m. ET at The Gallery of the Toronto Stock Exchange Broadcast & Conference Centre in the Exchange Tower on 130 King Street West in Toronto. The meeting will also be audio webcast live on STI's website at www.rideSTBus.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 9,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com